UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2017

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated September 6, 2017 titled “GeoPark Annouces Proposed Offering of Senior Secured Notes”
2.	Press Release dated September 6, 2017 titled “GeoPark Latin America Limited Agencia en Chile Announces Commencement of Tender Offer for any and all of its 7.50% Senior Secured Notes Due 2020”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES PROPOSED

OFFERING OF SENIOR SECURED NOTES

Santiago, Chile – September 6, 2017 – GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), an exempted company incorporated under the laws of Bermuda, today announced that it intends to offer senior secured notes (the “Notes”) in a private placement to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. The Notes are expected to be secured by the pledge of the Company’s equity interests in certain of its subsidiaries.

The timing of pricing and terms of the Notes are subject to market conditions and other factors. The net proceeds from the Notes offering will be used by the Company (i) to make a capital contribution to its wholly-owned subsidiary, GeoPark Latin America Limited Agencia en Chile (“GeoPark LA Agencia”), providing it with sufficient funds to (a) purchase for cash any and all of the 7.50% senior secured notes due 2020 (the “2020 Notes”) in GeoPark LA Agencia’s concurrently announced tender offer (the “Tender Offer”), (b) pay any related fees and expenses, including any applicable tender premiums and accrued interest on the 2020 Notes, and (c) redeem and satisfy and discharge the 2020 Notes, if any, that remain outstanding after the completion of the Tender Offer and (ii) to use the remainder for general corporate purposes, including capital expenditures.

This press release does not constitute an offer to sell or a solicitation of an offer to buy these securities, nor will there be any sale of these securities, in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state or jurisdiction. The Notes have not been registered under the Securities Act, or any applicable state securities laws, and will be offered only to qualified institutional buyers pursuant to Rule 144A promulgated under the Securities Act and outside the United States to non-U.S. persons in accordance with Regulation S under the Securities Act. Unless so registered, the Notes may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and any applicable state securities laws. This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any 2020 Notes or any other securities, and does not constitute a notice of redemption of the 2020 Notes.

For further information, please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +56 (2) 2242-9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +54 (11) 4312-9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

*****

ABOUT GEOPARK AND GEOPARK LA AGENCIA

GeoPark is a leading independent oil and natural gas exploration and production company with operations in Latin America and a proven track record of growth in production and reserves since 2006. GeoPark operates in Colombia, Chile, Brazil, Peru and Argentina.

GeoPark LA Agencia is an established branch, under the laws of Chile, of GeoPark Latin America Limited, an exempted company incorporated under the laws of Bermuda, which is wholly owned by GeoPark Limited, an exempted company incorporated under the laws of Bermuda.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are preceded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Company’s Notes offering and its intended use of proceeds therefrom. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and GeoPark does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

Item 2

FOR IMMEDIATE DISTRIBUTION

GEOPARK LATIN AMERICA LIMITED AGENCIA EN CHILE ANNOUNCES COMMENCEMENT OF TENDER OFFER FOR ANY AND ALL OF ITS 7.50% SENIOR SECURED NOTES DUE 2020

Santiago, Chile, September 6, 2017 – GeoPark Latin America Limited Agencia en Chile (the “Company”) an established branch, under the laws of Chile, of GeoPark Latin America Limited, an exempted company incorporated under the laws of Bermuda and wholly owned by GeoPark Limited, an exempted company incorporated under the laws of Bermuda (“GeoPark”) (NYSE: “GPRK”), today announced that it has commenced a cash tender offer (the “Offer”) to purchase any and all of its outstanding 7.50% Senior Secured Notes due 2020 (the “Notes”). The complete terms and conditions of the Offer are set forth in the offer to purchase dated September 6, 2017 (the “Offer to Purchase”). Capitalized terms used but not defined herein have the meanings set forth in the Offer to Purchase. Certain information related to the Notes and the Offer is listed in the table below.

Security Description	ISIN Number	CUSIP Number	Principal Amount Outstanding	Tender Consideration(1)	Early Tender Payment	Total Consideration(2)
7.50% Senior Secured Notes due 2020	USP4833JAA45 (Regulation S) and US37253DAA54 (144A)	P4833JAA4 (Regulation S) and 37253DAA5 (144A)	U.S.$300,000,000	U.S.$ 1,011.25	U.S.$ 30.00	U.S.$ 1,041.25

(1)         The amount to be paid for each U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn after the Early Tender Time and at or prior to the Expiration Time (as described herein) and accepted for purchase, excluding accrued and unpaid interest.

(2)       The Tender Consideration plus the Early Tender Payment to be paid for each U.S.$1,000 principal amount of Notes validly tendered and not validly withdrawn at or prior to the Early Tender Time (as described herein) and accepted for purchase, excluding accrued and unpaid interest.

Subject to the terms and conditions described in the Offer to Purchase, the Offer is scheduled to expire at 11:59 p.m., New York City time, on October 3, 2017 (the “Expiration Time”), unless extended by the Company. The total consideration for each U.S.$1,000 principal amount of Notes validly tendered (and not validly withdrawn) at or prior to 5:00 p.m., New York City time, on September 19, 2017 (the “Early Tender Time”) and accepted pursuant to the Offer will be U.S.$1,041.25 (the “Total Consideration”). The Total Consideration includes an early tender payment of U.S.$30.00 per U.S.$1,000 principal amount of Notes (the “Early Tender Payment”). The Early Tender Payment is payable only to holders who validly tender their Notes at or prior to the Early Tender Time, if such Notes are accepted pursuant to the Offer. Holders who tender their Notes after the Early Tender Time and at or prior to the Expiration Time will be entitled to receive the tender consideration, which is equal to the Total Consideration minus the Early Tender Payment (the “Tender Consideration”), if such Notes are accepted for purchase.

The Company, subject to the terms and conditions described in the Offer to Purchase, will pay (i) the Total Consideration, plus accrued and unpaid interest up to, but not including the date of payment, promptly after the Early Tender Time (the “Early Settlement Date”) to all holders who validly tender and do not validly withdraw their Notes at or prior to the Early Tender Time; and (ii) the Tender Consideration, plus accrued and unpaid interest, promptly after the Expiration Time (the “Final Settlement Date” and, each of the Early Settlement Date and the Final Settlement Date, a “Settlement Date”) to all holders who validly tender their Notes after the Early Tender Time and at or prior to the Expiration Time.

In connection with the Offer, GeoPark has launched an offering of senior secured notes (the “New Notes Offering”). GeoPark intends to make a capital contribution to the Company with the proceeds from the sale of the New Notes pursuant to the New Notes Offering. The Offer is subject to the Company’s receipt from GeoPark of a capital contribution with the proceeds from the New Notes Offering sufficient to purchase all of the Notes validly tendered, as described more fully in the Offer to Purchase, and to certain customary conditions as described in the Offer to Purchase. The Offer is not conditioned upon any minimum number of Notes being tendered.

The Company intends to issue a redemption notice on the Early Settlement Date to redeem any and all Notes not purchased in the Offer, and to satisfy and discharge the Notes and the indenture governing the Notes on the Early Settlement Date by irrevocably depositing the necessary funds in a trust account with the trustee, in accordance with the terms of the indenture governing the Notes. This press release does not constitute a notice of redemption of the Notes.

Tenders of Notes may be validly withdrawn at any time prior to the withdrawal deadline, which is 5:00 p.m., New York City time, on September 19, 2017, unless extended (such time and date, as the same may be extended, the “Withdrawal Deadline”). Tendered Notes may not be withdrawn after the Withdrawal Deadline unless the Company (i) makes a material change in the terms of the Offer that is, in the Company’s determination, adverse to the interests of tendering holders of the Notes or (ii) is otherwise required by law to permit withdrawal.

The Company is not soliciting consents to modify any of the covenants in the indenture governing the Notes. Any Notes that remain outstanding after the consummation of the Offer will continue to be the Company’s obligations, subject to the expected redemption described above. Holders of those outstanding Notes will continue to have all the rights associated with the Notes and the indenture governing the Notes.

The Company has engaged Credit Suisse Securities (USA) LLC and Goldman Sachs & Co. LLC to act as dealer managers (the “Dealer Managers”) in connection with the Offer. Questions regarding the Offer may be directed to Credit Suisse Securities (USA) LLC at +1 (212) 538-2147 (collect) or (800) 820-1653 (U.S. toll-free) and Goldman Sachs & Co. LLC at +1 (212) 902-6595 (collect) or (800) 828-3182 (U.S. toll-free). Requests for documentation may be directed to D. F. King & Co., Inc., the information and tender agent for the Offer, at +1 (212) 269-5550 (for banks and brokers), (866) 796-6867 (U.S. toll-free) or email at geopark@dfking.com.

This press release is not an offer to purchase or a solicitation of an offer to purchase with respect to any Notes or any other securities, and is not an offer to sell or a solicitation of an offer to buy any securities, including the notes being offered in the New Notes Offering. The Offer is being made solely pursuant to the terms of the Offer to Purchase. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of the Company, GeoPark, the Dealer Managers or D.F. King & Co., Inc. makes any recommendation as to whether holders should tender or refrain from tendering their Notes. Holders must make their own decision as to whether to tender Notes and, if so, the principal amount of the Notes to tender. Neither the Company nor GeoPark gives any assurance that the New Notes Offering, if commenced, can be completed on any terms or at all.

For further information, please contact: INVESTORS:

Stacy Steimel – Shareholder Value Director	ssteimel@geo-park.com
Santiago, Chile
T: +56 (2) 2242-9600

Dolores Santamarina – Investor Manager Buenos Aires, Argentina T: +54 (11) 4312-9400	dsantamarina@geo-park.com

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

ABOUT THE COMPANY AND GEOPARK

The Company is an established branch, under the laws of Chile, of GeoPark Latin America Limited, an exempted company incorporated under the laws of Bermuda, which is wholly owned by GeoPark Limited, an exempted company incorporated under the laws of Bermuda.

GeoPark is a leading independent oil and natural gas exploration and production company with operations in Colombia, Chile, Brazil, Peru and Argentina and a proven track record of growth in production and reserves since 2006. GeoPark operates in Colombia, Chile, Brazil, Peru and Argentina.

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the Offer. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, GeoPark’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of GeoPark, which could result in GeoPark’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of GeoPark. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in GeoPark’s filings with the United States Securities and Exchange Commission.

The forward-looking statements are made only as of the date hereof, and neither the Company nor GeoPark undertakes any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: September 6, 2017